VELA Funds

220 Market Street, Suite 208

New Albany, Ohio 43054

September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: VELA Funds

File Nos. 333-239642 and 811-23585

Registration Statement on Form N-1A/Post-Effective Amendment

To Whom It May Concern:

On behalf of VELA Funds (the “Trust”), attached hereto for filing pursuant to Rule 485(a) is post-effective amendment No. 11 (under the Securities Act of 1933, as amended) and No. 13 (under the Investment Company Act of 1940, as amended) to the Trust’s registration statement on Form N-1A for the VELA Small-Mid Cap Fund, a new series of the Trust.

The SEC Staff is requested to address any comments on this filing to Mr. Peter Schwartz, Esq., Davis Graham & Stubbs LLP, Counsel for the Trust, at (303) 892-7381 and Peter.Schwartz@dgslaw.com.

Sincerely,

/s/ Jesse Hallee

Jesse Hallee

Secretary

VELA Funds

Enclosure

cc: Peter Schwartz, Esq., Davis Graham & Stubbs LLP